UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

BANCOLOMBIA ANNOUNCES THE RESIGNMENT AND DESIGNATION OF ITS CHIEF CORPORATE SERVICES OFFICER

Medellin, Colombia, September 26, 2016

Bancolombia S.A announces that the Board of Directors in a meeting held today, approved the following resolutions:

•	Accepted the resignation of Augusto Restrepo Gomez, Chief Corporate Services Officer, who had expressed his intention to resign from the Group in order to pursue new personal projects.

The Board of Directors expressed its gratitude, respect and acknowledgment to Augusto Restrepo for his 36 years of discipline, commitment, leadership and service to Grupo Bancolombia.

•	Designated Jaime Alberto Villegas Gutierrez as the new Chief Corporate Services Officer.

Jaime Villegas has been acting as the Chief Innovation and Digital Transformation Officer and is also the former Client Services Vice-president.

Until the Board of Director designates the new Chief Innovation and Digital Transformation Officer, Jaime Villegas will continue to act as Chief Innovation and Digital Transformation Officer.

•	The Human Resources Vice-presidency will be a Corporate Vice-presidency, reporting directly to the Presidency of Grupo Bancolombia.

Enrique Gonzalez Bacci, will continue in charge of such Vice-presidency.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: September 26, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance